File No.


                        SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C.

                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
                               Provisions of the
                   Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                                THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.


     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.


FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.


     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


Stanley - None.

FRPC sold 32,827,800 kwh. of electric energy during 1997.


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


Stanley - None.

FRPC - None.


     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Stanley - None.

FRPC - None.


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


Stanley - None.

FRPC - None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Not Applicable

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Not Applicable

     (C) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Not Applicable

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Not Applicable

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Not Applicable



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.


                                   The Stanley Works




                                 By:   Jennifer O. Estabrook
                                       Assistant General Counsel
                                       and Assistant Secretary


CORPORATE SEAL

Attest:




Stephen S. Weddle
Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.



        Jennifer O. Estabrook     Assistant General Counsel & Asst. Sec'y.
                  (Name)                         (Title)


                  1000 Stanley Drive, New Britain, CT 06053
                                    (Address)

                                    EXHIBIT A


  Consolidated Statements of Operations
  The Stanley Works and Subsidiaries

  Fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995

  (Millions of Dollars, except per share amounts)   1997      1996      1995
                                                   ------    ------    ------

  Net Sales                                       $2,669.5  $2,670.8  $2,624.3

  Costs and Expenses
       Cost of sales                               1,783.4   1,795.5   1,789.7
       Selling, general and administrative           627.7     608.5     591.7
       Interest-net                                   16.6      22.5      30.3
       Other-net                                      21.9      22.3      14.3
       Restructuring and asset write-offs            238.5      47.8      85.5
                                                   -------   -------   -------
                                                   2,688.1   2,496.6   2,511.5
                                                   -------   -------   -------

       Earnings (Loss) Before Income Taxes           (18.6)    174.2     112.8

  Income Taxes                                        23.3      77.3      53.7
                                                   -------   -------    ------


  Net Earnings (Loss)                               $(41.9)   $ 96.9     $59.1
                                                    =======   =======   ======

  Net Earnings (Loss) Per Share of Common Stock

       Basic                                         $(.47)    $1.09      $.66
                                                   ========   =======   ======
       Diluted                                       $(.47)    $1.08      $.66
                                                   ========   =======   ======

















  Consolidated Balance Sheets
  The Stanley Works and Subsidiaries

 January 3, 1998 and December 28, 1996
  (Millions of Dollars)                             1997       1996
                                                  -------    -------
  ASSETS
  Current Assets
    Cash and cash equivalents                      $152.2      $84.0
    Accounts and notes receivable                   472.5      446.3
    Inventories                                     301.2      338.1
    Deferred taxes                                   51.1       14.0
    Other current assets                             28.3       28.5
                                                  -------    -------
  Total Current Assets                            1,005.3      910.9
  Property, Plant and Equipment                     513.2      570.4
  Goodwill and Other Intangibles                    104.1       98.9
  Other Assets                                      136.1       79.4
                                                  -------   --------
  Total Assets                                   $1,758.7   $1,659.6
                                                 ========   ========
  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
    Short-term borrowings                           $80.8      $ 4.9
    Current maturities of long-term debt             50.0       15.1
    Accounts payable                                155.5      130.8
    Accrued expenses                                336.4      230.8
                                                  -------      -----
  Total Current Liabilities                         622.7      381.6
  Long-Term Debt                                    283.7      342.6

  Restructuring Reserves                             67.6        -
  Other Liabilities                                 176.9      155.3







  Shareholders' Equity
  Preferred Stock, without par value:
      Authorized and unissued 10,000,000 shares
  Common Stock, par value $2.50 per share:
      Authorized 200,000,000 shares;
      issued 92,343,410 shares in 1997 and 1996     230.9      230.9
  Retained earnings                                 806.6      919.0
  Foreign currency translation adjustment           (85.3)     (45.5)
  ESOP debt                                        (223.8)    (234.8)
                                                  --------   --------
                                                    728.4      869.6
  Less: cost of common stock in treasury
    (3,555,329 shares in 1997 and 3,623,618
     shares in 1996                                 120.6       89.5
                                                  --------   --------
  Total Shareholders' Equity                        607.8      780.1
                                                ---------  ---------
  Total Liabilities and Shareholders' Equity     $1,758.7   $1,659.6
                                                =========  =========




Consolidated Statements of Cash Flows
 The Stanley Works and Subsidiaries

 Fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995


 (Millions of Dollars)                                1997     1996     1995
                                                    -------   ------   ------
 Operating Activities:

 Net earnings (loss)                                $(41.9)   $96.9    $59.1
 Adjustments to reconcile net earnings (loss) to
 net cash provided by operating activities:
     Depreciation and amortization                    72.4     74.7     81.2
     Restructuring and asset write-offs              238.5     47.8     85.5
     Other non-cash items                            (17.9)    38.5     32.3
     Changes in operating assets and liabilities:
       Accounts and notes receivable                 (38.7)   (28.9)   (23.3)
       Inventories                                     8.6    (10.5)    (4.5)
       Accounts payable and accrued expenses           (.7)     9.5    (27.8)
       Income taxes                                   21.8     24.3    (24.1)
       Other                                           (.9)     7.6      (.3)
                                                    ------   ------   ------
 Net cash provided by operating activities           241.2    259.9    178.1
                                                    ------   ------   ------
 Investing Activities:
 Capital expenditures                                (73.3)   (78.7)   (66.5)
 Capitalized software                                (10.8)   (25.0)   (20.2)
 Proceeds from sales of businesses                    34.8     36.4       -
 Business acquisitions                               (58.4)    (5.3)    (3.3)
 Investment in affiliated company                    (23.1)      -        -
 Other                                                 5.4     10.8      4.7
                                                    ------   ------    ------
 Net cash used by investing activities              (125.4)   (61.8)   (85.3)
                                                    ------   ------    ------




Financing Activities:
Payments on long-term debt                            (7.4)   (26.0)   (83.5)
Proceeds from long-term borrowings                     2.8      2.0     86.0
Net short-term financing                              75.3    (72.3)    (5.1)
Proceeds from issuance of common stock                40.5     36.5      5.7
Purchase of common stock for treasury                (83.0)   (65.7)   (13.2)
Cash dividends on common stock                       (68.6)   (67.6)   (75.2)
                                                    ------   ------   ------
Net cash used by financing activities                (40.4)  (193.1)   (85.3)
                                                    ------   ------   ------
Effect of exchange rate changes on cash               (7.2)     3.6     (1.4)
                                                    ------   ------   ------
Increase in cash and cash equivalents                 68.2      8.6      6.1

Cash and cash equivalents, beginning of year          84.0     75.4     69.3
                                                    ------   ------   ------
Cash and cash equivalents, end of year              $152.2    $84.0    $75.4
                                                    ======   ======   ======




Consolidated Statements of Changes in Shareholders' Equity
 The Stanley Works and Subsidiaries

 Fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995

 (Millions of Dollars, except per share amounts)
                                   Capital          Foreign
                                  In Excess         Currency                     Share-
                           Common of Par Retained Translation  ESOP    Treasury holders'
                           Stock  Value  Earnings Adjustment   Debt    Stock    Equity
                           ------ ------- --------  -------    ----    --------  -------

  Balance December 31, 1994 $115.4  $70.1  $937.8    $(56.3)  $(253.7)  $(69.1)   $744.2
  Net earnings                               59.1                                   59.1
  Currency translation
    adjustment                                        (14.3)                       (14.3)
  Cash dividends declared
      - $.71 per share                      (62.6)                                 (62.6)
  Issuance  of common stock          (1.7)                                13.9      12.2
  Purchase of common stock                                               (16.7)    (16.7)
  ESOP debt                                                       9.4                9.4
  ESOP tax benefit                            3.3                                    3.3
                              ----------------------------------------------------------
  Balance December 30, 1995  115.4   68.4   937.6     (70.6)   (244.3)   (71.9)    734.6

  Two-for-one stock split    115.5  (66.9)  (48.6)                                    -
  Net earnings                               96.9                                   96.9
  Currency translation
    adjustment                                         25.1                         25.1
  Cash dividends declared
        - $.73  per share                   (65.2)                                 (65.2)
  Issuance of common stock            (6.2)  (5.1)                        53.4      42.1
  Purchase of common stock                                               (71.0)    (71.0)
  Tax benefit related to
    stock options                      4.7     .3                                    5.0
  ESOP debt                                                       9.5                9.5
  ESOP tax benefit                            3.1                                    3.1
                             ------------------------------------------------------------
  Balance December 28, 1996    230.9    -    919.0    (45.5)   (234.8)   (89.5)     780.1

  Net loss                                   (41.9)                                 (41.9)
  Currency translation
    adjustment                                        (39.8)                        (39.8)
  Cash dividends declared
        - $.77 per share                     (68.6)                                 (68.6)
  Issuance of common stock                   (13.4)                        61.1      47.7
  Purchase of common stock                                                (92.2)    (92.2)
  Tax benefit related to
    Stock options                              8.7                                    8.7
  ESOP debt                                                       11.0               11.0
  ESOP tax benefit                             2.8                                    2.8
                             ------------------------------------------------------------
  Balance January 3, 1998     $230.9   $ -  $806.6   $(85.3)   $(223.8) $(120.6)   $607.8
                             ============================================================

FARMINGTON RIVER POWER
STATEMENT OF EARNINGS
FISCAL YEARS ENDED JANUARY 3, 1998 AND DECEMBER 28, 1996
(in thousands of dollars)

                                             1997         1996
                                          -----------  -----------
COSTS AND EXPENSES

COST OF SALES                               $ 82.9      $103.3
OTHER-NET                                       -         65.0
                                          -----------  -----------
EARNINGS BEFORE INCOME TAXES                $ 82.9      $168.3
                                          -----------  -----------
INCOME TAXES                                  29.1        60.1

                                          -----------  -----------
NET EARNINGS                                 $53.8      $108.2
                                          ===========  ===========
FARMINGTON RIVER POWER
BALANCE SHEETS
JANUARY 3, 1998 AND DECEMBER 28, 1996
(in thousands of dollars)
                                              1997           1996
                                          ------------   ------------
ASSETS
CURRENT ASSETS
  ACCOUNTS RECEIVABLE                        $210.8          $63.2
  OTHER CURRENT ASSETS                         (4.2)         (14.8)
                                          ------------   ------------
TOTAL CURRENT ASSETS                          206.6           48.4

PROPERTY, PLANT, & EQUIPMENT                2,333.6        2,451.6
                                          ------------   ------------
TOTAL ASSETS                               $2,540.2       $2,500.0
                                          ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  ACCOUNTS PAYABLE                            $ 5.4         $ 13.3
  ACCRUED EXPENSES                             93.2           89.1
  INCOME TAXES                                 28.9           58.8
                                          ------------   ------------
TOTAL CURRENT LIABILITIES                     127.5          161.2


DEFERRED INCOME TAXES                          11.3           10.7

SHAREHOLDERS' EQUITY

AFFILIATE INVESTMENT                        1,525.7        1,506.2
COMMON STOCK                                  150.0          150.0
RETAINED EARNINGS                             725.7          671.9
                                          ------------   ------------
TOTAL SHAREHOLDERS' EQUITY                  2,401.4        2,328.1
                                          ------------   ------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY   $2,540.2       $2,500.0
                                          ============   ===========

 FARMINGTON RIVER POWER
 TRIAL BALANCE
 DECEMBER 1997



           MISCELLANEOUS REC                210,773
           PREPAID EXPENSES                  (4,191)
           LAND                             105,010
           LAND IMPROVEMENTS                 30,335
           BUILDINGS                      3,350,439
           MACHINERY & EQUIPMENT            209,595
           OFFICE FURN & EQUIP                8,888
           TRANSPORTATION EQUIP              44,437
           ACC DEPR - LAND IMPROV           (25,032)
           ACC DEPR - BUILDINGS          (1,106,710)
           ACC DEPR - MACH & EQUIP         (250,382)
           ACC DEPR - FURN & EQUIP           (5,874)
           ACC DEPR - TRANSP EQUIP          (27,121)
            PAYROLL DEDUCTIONS               (5,414)
            ACCRUED PAYROLL                  (1,526)
            OTH ACCR P/R EXP                 (9,185)
            ACCR P/R TAXES                   (9,208)
            PROPERTY TAXES                  (64,023)
            SALES TAXES                      (9,209)
            ACCD INC TAX - FEDERAL          (28,890)
            DEF NATL INC TAXES               (8,006)
            DEF LOCAL INC TAXES              (3,272)
            AFFIL - INVESTMENTS          (1,525,720)
            COMM STK SUBSIDIARY CO         (150,000)
            RETAINED EARNINGS - BEG        (671,899)
            NET INCOME                      (53,814)
            RETAINED EARNINGS - END        (725,713)
            COST OF SALES                   (82,942)
            INCOME TAXES - U.S.              28,977
            INCOME TAXES - STATE                151

                                    EXHIBIT B
                             FINANCIAL DATA SCHEDULE



[ARTICLE] OPUR3

[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE STANLEY WORKS AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF EARNINGS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          JAN-03-1998
[PERIOD-END]                               JAN-03-1998
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-ASSETS]                               1,758,700
[TOTAL-OPERATING-REVENUES]                   2,669,500
[NET-INCOME]                                   (41,900)

                         EXHIBIT C


               Not Applicable













                              ATTACHMENT 1

(All subsidiaries are included in the Consolidated Financial Statements of The Stanley Works)

                                                Jurisdiction of
Corporate Name                                   Incorporation
--------------                                  ---------------
The Stanley Works                                 Connecticut

     The Farmington River Power Company           Connecticut

     Stanley Germany Inc.                         Delaware

     Stanley International Sales, Inc.            Delaware

     Stanley Foreign Sales Corporation            Virgin Islands

     Stanley Home Automation, Inc.                Delaware

     Stanley Real Estate Holdings Corp.           Florida

     Jensen Tools, Inc.                           Delaware

     Stanley-Bostitch, Inc.                       Delaware

        Stanley-Bostitch Holding Corporation      Delaware

     The Stanley Works Funding Corporation        Delaware

     Stanley Mail Media, Inc.                     Delaware

     Stanley Logistics, Inc.                      Delaware

     Stanley Fastening Systems, L.P.              Delaware

     Stanley Receivables Corp.                    Delaware

     Stanley European Holdings, L.L.C.            Delaware

     Stanley Canada Inc.                          Ontario, Canada

     Stanley Tools (N.Z.) Ltd.                    New Zealand

     Ferramentas Stanley Ltda.                    Brazil

     Herramientas Stanley S.A. de C.V.            Mexico

     Stanley-Bostitch, S.A. de C.V.               Mexico

     Stanley Tools SpA                            Italy

                                             Jurisdiction of
Corporate Name                                Incorporation
--------------                               ---------------
(The Stanley Works)


    Stanley Atlantic, Inc.                        Delaware

       The Stanley Works Ltd.                     U.K.

          Mosley-Stone Ltd.                       U.K.

          R.J. Lendrum Limited                    U.K.

       Stanley Works (Nederland) B.V.             Netherlands

          Stanley Magic-Door Netherlands B.V.     Netherlands

       Placements et Rangements Nirva S.a.R.L.    France

          S.I.C.F.O.-Stanley S.A.                 France

          Stanley Bostitch S.A.                   France

          Soc. de Fab. Bostitch S.A.(Simax)       France

          Societe Civile Immobiliere WAT          France

       Stanley Iberica S.A.                       Spain

       Stanley Vaerktoej ApS                      Denmark

       Stanley Svenska A.B.                       Sweden

          Suomen Stanley OY                       Finland

       Bostitch G.m.b.H.                          Germany

          Friess G.m.b.H.                         Germany

       Bostitch (Europe) AG                       Switzerland

       Bostitch AG                                Switzerland

       S.A. Stanley Works Belgium N.V.            Belgium

       The Stanley Works C.V.                     Netherlands

                                               Jurisdiction of
Corporate Name                                  Incorporation
--------------                                 ---------------
(The Stanley Works)


       Stanley International Holdings Inc.       Delaware

          Stanley Pacific Inc.                   Delaware

             Stanley-Bostitch Pty. Limited       Australia

       The Stanley Works Pty. Ltd.               Australia

       Stanley Works Asia Pacific Pte. Ltd.      Singapore

       The Stanley Works (Hong Kong) Ltd.        Hong Kong

       The Stanley Works Sales
          (Philippines), Inc.                    Philippines

       Stanley Tools Ltd.                        Taiwan

       Chiro Tool Manufacturing Corporation      Taiwan

       The Stanley Works (Bermuda) Ltd.          Bermuda

       The Stanley Works Japan K.K.              Japan

       Stanley Works Ltd.                        Thailand

       Stanley Tools Poland Ltd.                 Poland

       Tona a.s. (LTD) (86%)                     Czech Republic

       P.T. Stanley Works Indonesia              Indonesia

       Stanley Works Malaysia Sdn. Bhd.          Malaysia

       Stanley Fastening Systems Poland Ltd.     Poland

       Stanley de Chihuahua, S. de R.L. de C.V.  Mexico

       Stanley Works China Investments Ltd. (65%)Virgin Islands

          Stanley (Zhongshan) Hardware
             Co. Ltd. (65%)                      China

       Stanley U.K. Holding Limited              U.K.





                                             Jurisdiction of
Corporate Name                                Incorporation
--------------                               ---------------
(The Stanley Works)

     Stanley Chiro International Ltd.             Taiwan

     Stanley Italia S.r.l.                        Italy

     ATRO Ltd.                                    U.K.

     DIMAC S.a.r.l.                               France

     International Staple & Machine Co. n.v.      Belgium

     FIPADUE S.r.l.                               Italy

     Beijing Daxing Stanley-Bostitch Metal
          Industries Company Limited (98%)        China

The names of certain subsidiaries have been omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.



































                             ATTACHMENT 2

   Narrative Description of the Business. The Company was founded in 1843 by Frederick T. Stanley and incorporated in 1852. The Company is a worldwide producer of tools, hardware and door products for professional, industrial and consumer use. Stanley is a brand recognized around the world for quality and value.

     In 1997, Stanley had net sales of $2.7 billion and employed approximately 19,000 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is (860) 225-5111.



    The Company's operations are classified into three industry segments: Tools, Hardware and Specialty Hardware.

    Tools. The Tools segment manufactures and markets consumer, industrial and engineered tools. Consumer tools includes hand tools such as measuring instruments, planes, hammers, knives and blades, wrenches, sockets, screwdrivers, saws, chisels, boring tools, masonry, tile and drywall tools, paint preparation and paint application tools. Industrial tools includes industrial and mechanics hand tools, including STANLEY-PROTO industrial tools and MAC mechanics tools, and high-density industrial storage and retrieval systems. Engineered tools includes STANLEY-BOSTITCH fastening tools and fasteners used for commercial, industrial, construction, packaging and consumer use; hydraulic tools (these are hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as mounted demolition hammers and compactors designed to work on skid steer loaders, mini-excavators, backhoes and large excavators); and air tools (these are high performance, precision assembly tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

    Hardware. The hardware segment manufactures and markets hardware products ranging from hinges, hasps, shelf brackets, bolts and latches to a line of closet organizing systems and mirrored closet doors, door hardware and wall mirrors.

    Specialty Hardware. The specialty hardware segment manufactures and markets residential insulated steel and reinforced fiberglass entrance door systems and automatic doors.